                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (AMENDMENT NO. 2)1

                       Summit Properties Partnership, L.P.
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                                (Name of Issuer)

                  Common Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                       N/A
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                                 (CUSIP Number)

                               William F. Paulsen,
             212 South Tryon Street, Suite 500, Charlotte, NC 28281
                                 (704) 334-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------             ---------------------------------
         CUSIP NO.   N/A               13D             PAGE 2 OF 8 PAGES
----------------------------------             ---------------------------------

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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Summit Properties Inc.
        56-1857807
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [ ]
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3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        OO
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION                            Maryland
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                          7.       SOLE VOTING POWER
        NUMBER OF
         SHARES                    26,218,295
      BENEFICIALLY        ------------------------------------------------------
      OWNED BY EACH       8.       SHARED VOTING POWER             -0-
        REPORTING         ------------------------------------------------------
       PERSON WITH        9.       SOLE DISPOSITIVE POWER

                                   26,218,295
                          ------------------------------------------------------
                          10.      SHARED DISPOSITIVE POWER        -0-
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,218,295
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          85.9%
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14.       TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 to Schedule 13D amends the statement on Schedule 13D which was filed by Summit Properties Inc. (the "Reporting Person") on March 15, 1999 and amended by the Reporting Person on December 30, 1999 (as so amended, the "Initial Statement") and relates to common units of limited partnership interest ("Units") in Summit Properties Partnership, L.P., a Delaware limited partnership (the "Issuer"). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.


ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement.

ITEM 4.  PURPOSE OF TRANSACTIONS.

      Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

       Information regarding the nature of the acquisitions and dispositions of Units of the Issuer by the Reporting Person on the relevant dates with respect to this report is set forth on Schedule II hereto, which is incorporated herein by reference.

       During the first quarter of 2000, the Reporting Person completed its common stock repurchase program pursuant to which the Reporting Person was authorized to purchase up to an aggregate of $50 million of currently issued and outstanding Common Stock. Upon the repurchase of a share of Common Stock under such program, the Reporting Person simultaneously disposed of one Unit of the Issuer.

       On March 12, 2000, the Board of Directors of the Reporting Person authorized a new common stock repurchase program pursuant to which the Reporting Person is authorized to purchase up to an aggregate of $25 million of currently issued and outstanding Common Stock. This authority may be exercised from time to time and in such amounts as market conditions warrant. Upon repurchase of a share of Common Stock under such program, the Reporting Person simultaneously disposes of one Unit of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5(a) is hereby amended and restated as follows:

       (a) The Reporting Person beneficially owned 26,218,295 Units, or approximately 85.9% of the outstanding Units, as of April 20, 2000. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

       Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.


                               (Page 3 of 8 Pages)

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




                                                        May 11, 2000
                                             -----------------------------------
                                                           (Date)


                                                   /s/ Michael G. Malone
                                             -----------------------------------
                                                        (Signature)


                                                     Michael G. Malone/
                                              Senior Vice President, Secretary
                                                    and General Counsel
                                             -----------------------------------
                                                       (Name/Title)



                               (Page 4 of 8 Pages)

                                   SCHEDULE I

                                                                 Number of Units
                         Principal Occupation or Employment/       Beneficially
    Name                   Name and Address of Business (1)          Owned (2)
------------             -----------------------------------     ---------------

DIRECTORS AND EXECUTIVE OFFICERS:

William F. Paulsen       Co-Chairman of the Board of Directors       596,045 (3)
                         and Chief Executive Officer of
                         the Reporting Person

Steven R. LeBlanc        President and Chief Operating Officer           -0-
                         of the Reporting Person

DIRECTORS:

William B. McGuire, Jr.  Co-Chairman of the Board of Directors       620,313 (3)
                         of the Reporting Person

James H. Hance, Jr.      Vice Chairman and                               -0-
                         Chief Financial Officer
                         Bank of America
                         100 North Tryon Street
                         Charlotte, NC 28202

Henry H. Fishkind        President                                       -0-
                         Fishkind & Associates, Inc.
                         11869 High Tech Avenue
                         Orlando, FL 32817

Nelson Schwab III        Managing Director                               -0-
                         Carousel Capital
                         201 North Tryon Street
                         Charlotte, NC 28202

James M. Allwin          President                                       -0-
                         Aetos Capital, LLC
                         375 Park Avenue
                         New York, NY 10152

EXECUTIVE OFFICERS:

Michael L. Schwarz       Executive Vice President and Chief              -0-
                         Financial Officer of the Reporting Person

William B. Hamilton      Executive Vice President                        -0-
                         of the Reporting Person



                               (Page 5 of 8 Pages)

--------------

(1) Unless otherwise noted, the business address of such person is Summit Properties Inc., 212 South Tryon Street, Suite 500, Charlotte, NC 28281.

(2) Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3) Represents approximately 2.0% of the Units outstanding as of April 20, 2000.



                               (Page 6 of 8 Pages)

                                   SCHEDULE II

         Described below are the acquisitions and dispositions of Units of the Issuer by the Reporting Person on April 20, 2000 and during the 60 days prior to such date. With respect to any Units acquired by the Reporting Person from a redeeming limited partner of the Issuer, the consideration paid to such limited partner was one share of Common Stock for each Unit tendered for redemption. With respect to the Units disposed of by the Reporting Person as a result of one of the Company's common stock repurchase programs (referred to collectively below as the "Repurchase Program"), each such Unit corresponds to the repurchase by the Reporting Person of one share of its Common Stock. With respect to Units disposed of or acquired by the Reporting Person as a result of a transaction under an Employee Plan, each such Unit corresponds to the forfeiture of a share of Common Stock of the Reporting Person or the issuance of a share of Common Stock by the Reporting Person pursuant to such Employee Plan.


  Date   No. of Units   Nature of Transaction
  ----   ------------   ---------------------

2/22/00      3,832      Forfeiture of stock grants issued by the Reporting
                        Person pursuant to an Employee Plan (Disposition)

 3/3/00     47,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

 3/4/00        116      Issuance of shares of Common Stock by the Reporting
                        Person pursuant to an Employee Plan (Acquisition)

 3/6/00     25,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

3/10/00     13,374      Redemption of Units of the Issuer in exchange for shares
                        of Common Stock of the Reporting Person (Acquisition)

3/16/00     23,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

3/22/00     10,900      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

3/22/00     21,671      Redemption of Units of the Issuer in exchange for shares
                        of Common Stock of the Reporting Person (Acquisition)

3/23/00      8,900      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

3/24/00     69,500      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)



                               (Page 7 of 8 Pages)

  Date   No. of Units   Nature of Transaction
  ----   ------------   ---------------------

3/28/00    109,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

3/28/00      3,806      Issuance of shares of Common Stock by the Reporting
                        Person pursuant to an Employee Plan (Acquisition)

4/12/00     10,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

4/18/00      5,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)

4/20/00     15,000      Repurchase of shares of Common Stock by the Reporting
                        Person pursuant to the Repurchase Program (Disposition)



                               (Page 8 of 8 Pages)